Exhibit 99.1

Hercules Offshore, Inc. Files for Court Approval of Prepackaged Reorganization Plan
- Solicitation Process Yields Over 99% Approval of Plan from Senior Noteholders
- The Plan Provides that Trade Creditors, Suppliers and Employees will be Paid in Full
HOUSTON, August 13, 2015 -- Hercules Offshore, Inc. (Nasdaq: HERO) (the "Company" or "Hercules") announced today that it has filed a pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code to continue its financial restructuring of the Company. The Company anticipates that, among other things, it will receive court authority to pay employee wages and benefits without interruption and continue to pay trade creditors and suppliers in the ordinary course of business. The Chapter 11 reorganization is expected to conclude in approximately 45-60 days.

As announced on July 13, the pre-packaged plan provides a substantial deleveraging transaction pursuant to which more than $1.2 billion of the Company’s outstanding senior notes would be converted to 96.9% of new common equity, and $450 million in new debt financing would be provided by those holders of the senior notes who wish to participate on a pro rata basis (with the full amount backstopped by certain members of the steering group of noteholders), which would fully fund the remaining construction cost of the Hercules Highlander and provide additional liquidity to fund the Company’s operations.

The filing follows the completion of the solicitation process of the Company’s senior noteholders. The solicitation process resulted in overwhelming approval of the pre-packaged plan presented by the Company. More than 300 senior noteholders with aggregate holdings in excess of $1.2 billion of senior notes have voted to accept the Plan while only two holders with approximately $320,000 of the senior notes voted against the Plan.

“Today’s filing is the next step in our financial restructuring. We are working toward a new capital structure which will provide a better foundation for Hercules to meet the challenges in the global offshore drilling market due to the downcycle in crude oil prices and expected influx of newbuild jackup rigs over the coming years," said President and Chief Executive Officer John T. Rynd. “The overwhelming support by the noteholders of the plan will enable Hercules to expedite the restructuring process and emerge by mid-fall. We do not expect any interruption to our daily operations as a result of today’s filing.”

The Company has sufficient resources and recurring revenue from operations to continue serving its customers. Hercules will remain focused on maintaining the highest quality of service and safety in daily operations, meeting customer needs and keeping employees and creditors informed as the restructuring progresses.

The plan also provides for the Company's current shareholders, despite being substantially "out of the money" by approximately $500 million, to have the opportunity to receive a pro rata portion of the remaining 3.1% of the new common equity, as well as certain warrants, subject to the requirements of the Plan and Court approval (all as more fully described in the Plan).

Hercules filed its voluntary Chapter 11 petitions and pre-packaged plan in the U.S. Bankruptcy Court for the District of Delaware in Wilmington. Information about the case can be found on http://cases.primeclerk.com/hercules. The Company has set up a hotline to answer questions about restructuring. The hotline can be accessed by dialing +1 (888) 647-1715 for domestic callers or +1 (310) 751-2619 for international callers. The Company has also posted FAQs on its website at http://www.herculesoffshore.com.

This press release is not a solicitation to accept or reject the proposed plan of reorganization referred to herein or an offer to sell or a solicitation of an offer to buy any securities of the Company.

About Hercules Offshore, Inc.

Headquartered in Houston, Hercules Offshore, Inc. operates a fleet of 27 jackup rigs, including one rig under construction, and 21 liftboats. The Company offers a range of services to oil and gas producers to meet their needs during drilling, well service, platform inspection, maintenance, and decommissioning operations in several key shallow water provinces around the world. For more information, please visit our website at http://www.herculesoffshore.com.

Statements above that are not historical fact are forward-looking statements, including the timing of the restructuring and the Chapter 11 cases, and the impact of the Chapter 11 cases on our operations, customers, vendors and employees. Forward-looking statements by their nature involve substantial risks, uncertainties and assumptions, including without limitation, contract renegotiations with customers, early termination or renegotiation by customers or suppliers pursuant to contract or otherwise, government and regulatory actions and other factors described in the risks and uncertainties described in our periodic reports filed with the Securities and Exchange Commission. Many of these factors are beyond our ability to control or predict.

Forward-looking statements related to the prepackaged plan of reorganization involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by our forward-looking statements, including but not limited to the Company’s ability to obtain Court approval with respect to motions in the Chapter 11 cases; the effects of the Court rulings in the Chapter 11 cases and the duration and outcome of the Chapter 11 cases in general; risks associated with third party motions in the Chapter 11 cases, which may interfere with the ability to consummate the plan; increased administrative and restructuring costs related to the Chapter 11 cases; the Company’s ability to maintain adequate liquidity to fund operations during the Chapter 11 cases and thereafter; the sufficiency of the “exit” financing contemplated by the plan; the occurrence of any event, change, or other circumstance that could give rise to the termination of the restructuring support agreement; and potential adverse effects related to the following: potential de-listing of our common stock on Nasdaq; potential effects of the industry downturn on our business, financial condition and results of operations; potential limitations on our ability to maintain contracts and other critical business relationships; requirements for adequate liquidity to fund our operations in the future, including obtaining sufficient financing on acceptable terms; and other matters related to the potential restructuring and our indebtedness. Accordingly, you should not place undue reliance on forward-looking statements. The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

Contact:
Craig M. Muirhead
Vice President, Investor Relations and Planning
Hercules Offshore, Inc.
+1 (713) 350-8346